UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68632

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Richman Group Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

19621 FM 1431, Suite 404
(No. and Street)

Jonestown	Texas	78645
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Keith Adams 512-249-9252
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McBee & Co., PC
(Name – *if individual, state last, first, middle name*)

718 Paulus Ave.	Dallas	Texas	75214
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Keith H. Adams _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Richman Group Securities, Inc. _____ , as

of December 31 _____ , 20 16 , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____



DENIS CONNELLY
Notary Public State of Texas
My Commission # 130557958
My Comm. Exp. February 25, 2020

Keith H. Adams
Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RICHMAN GROUP SECURITIES, INC.

TABLE OF CONTENTS

DECEMBER 31, 2016



McBee & Co.
A Professional Corporation
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Richman Group Securities, Inc.
Dallas, Texas

We have audited the accompanying statement of financial condition of Richman Group Securities, Inc. (the "Company") as of December 31, 2016, and the related statements of operations, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Richman Group Securities, Inc. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained in Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, and Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission, ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplemental Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

McBee & Co, PC
February 16, 2017

718 Paulus Avenue • Dallas, Texas 75214 • 214.823.3500 • Fax 214.823.0707

RICHMAN GROUP SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2016

ASSETS		
Cash	**$**	**9,960**
Centralized Registration Depository		**699**
TOTAL ASSETS	**$**	**10,659**
LIABILITIES AND STOCKHOLDER'S EQUITY		
STOCKHOLDER'S EQUITY		
Common Stock, 100,000 Shares Authorized, No Par Value, 1,000 Shares Issued and Outstanding, $1 Stated Value	**$**	**1,000**
Additional paid-in capital		**336,533**
Accumulated Deficit		**(326,874)**
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	**$**	**10,659**

See Notes to Financial Statements

RICHMAN GROUP SECURITIES, INC.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2016

EXPENSES

Regulatory	$	9,176
Occupancy, Operating and Overhead (Note 8)		52,644
TOTAL EXPENSES	$	61,820
NET LOSS	$	(61,820)

RICHMAN GROUP SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2016

	Common Stock	Additional Paid-in-Capital	Accumulated Deficit	Total
Balance, December 31, 2015	$ 1,000	$ 276,204	$ (265,054)	$ 12,150
Contributions		60,329		60,329
Net Loss			(61,820)	$ (61,820)
Balance, December 31, 2016	**$ 1,000**	**$ 336,533**	**$ (326,874)**	**$ 10,659**

See Notes to Financial Statements

RICHMAN GROUP SECURITIES, INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

FOR THE YEAR ENDED DECEMBER 31, 2016

Balance, December 31, 2015	$
Increases	
Deductions	
Balance, December 31, 2016	**$**

See Notes to Financial Statements

RICHMAN GROUP SECURITIES, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2016

CASH FLOWS FROM OPERATING ACTIVITIES:

Net Loss	$ (61,820)
Net Cash Used in Operating Activities	(61,820)

CASH FLOWS FROM FINANCING ACTIVITIES:

Contributions	60,329
Net Cash Provided by Financing Activities	60,329

NET DECREASE IN CASH AND CASH EQUIVALENTS	(1,491)
Beginning of Year	12,150
End of Year	$ 10,659

RICHMAN GROUP SECURITIES, INC.
Notes to Financial Statements

1. ORGANIZATION AND NATURE OF BUSINESS

Richman Group Securities, Inc. (the "Company"), was incorporated in Texas, in 2011. The Company is a non-public broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company is also a member of the Securities Investor Protection Corporation ("SIPC"). As a direct participation broker-dealer selling joint ventures in oil and gas and private placement of securities, the Company does not hold customer funds or securities.

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(i) provide that the Company will not hold customer funds or safe keep customer securities. The Company does not hold customer funds or securities.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including investment banking, raising private capital and providing merger and acquisition advisory services to public and private energy companies.

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Investment Fees

The Company derives its revenue primarily by providing investment opportunities in oil and gas joint ventures to its clients. Revenue is recognized upon the closing of a transaction.

Fair Value of Financial Instruments

Cash, any prepaid expenses and registration deposits are short-term in nature and accordingly are reported in the statement of financial condition at fair value or carrying amounts that approximate fair value.

Cash Equivalents

Centralized Registration Deposit (CRD) funds are reflected as cash equivalents in the accompanying statement of financial condition and for purposes of the statement of cash flows.

Income Tax

The Company has elected to be taxed as an S-Corporation and is therefore treated as a flow-through entity for income tax purposes, similar to a partnership. As a result, the net taxable income of the Company and any related tax credits, for federal income tax purposes, are deemed to pass to the individual member and are included in the member's personal tax return even though such net taxable income or tax credits may not actually have been distributed. Accordingly, no tax provision has been made in the financial statements since the income tax is a personal obligation of the individual member.

The Company is subject to state income tax.

The Company recognizes and measures any unrecognized tax benefits in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, "Income Taxes". Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. As of December 31, 2016, the Company believes there are no uncertain tax positions that qualify for either recognition or disclosure in the financial statements.

As of December 31 2016, the years ending December 31, 2012 through December 31, 2016 remain subject to examination by major tax jurisdictions.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2016, the Company had net capital of $9,960, which was $4,960 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.0 to 1 for December 31, 2016.

4. SIPC SUPPLEMENTAL REPORTING

The Company is exempt from the filing of the SIPC Supplemental Report as net operating revenues are less than $500,000.

5. CONCENTRATION OF CREDIT RISK

The Company's financial instruments that are subject to concentrations of credit risk primarily consist of cash. The Company places its cash with a high credit quality institution. At times, such cash may be in excess of the FDIC insurance limits. The Company believes that it is not exposed to any significant risk related to cash.

6. LEASE COMMITMENTS

The Company leases office space under a non-cancelable lease. Rental expense was $24,000 for the year ended December 31, 2016. The terms of the lease generally require the Company to provide liability insurance and cover certain general operating expenses with provision for escalations and pay for parking. The aggregate future minimum rental obligations at December 31 noted below:

December 31,		Amount
2017		$ 24,000
2018		24,000
	Total	$ 48,000

7. CONTINGENCIES

In the ordinary course of conducting its business, the Company may be subjected to loss contingencies arising from lawsuits. Management believes that the outcome of such matters, if any, will not have a material impact on the Company's financial condition or results of future operations.

8. RELATED PARTY TRANSACTIONS

The Company has an agreement with the Sole Shareholder whereby the Sole Shareholder, from time to time, provides goods and services to the Company as deemed necessary including, but not necessarily limited to, administrative services, office space, utilities, communications, state and federal registration requirements and regulatory assessments as set forth in the Expense Allocation Agreement. A record of every Company expense assumed by the sole shareholder will be entered on the Company's financial books and records and will be recorded as a permanent capital contribution. Repayment of these provisions is not required. If any amounts are due the sole shareholder, he will invoice the Company. These invoices will be recorded immediately on the Company's financial books and records and promptly paid. For the year ended December 31, 2016, the Company paid no expense allocation fees to the Sole Shareholder. The existence of this association creates operating results and a financial position significantly different than if the companies were autonomous.

9. EXEMPTION FROM RULE 15c3-3

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(i) provide that the Company will not hold customer funds or safe keep customer securities. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and the disclosure of Information Relating to Possession or Control Requirements are not required.

During the year ended December 31,2016 and for the period from January 1, 2016 to February 16, 2017, in the opinion of management, the Company has maintained compliance with the conditions for the exemption specified in paragraph(k)(2)(i) of Rule 15c3-3.

10. RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In March 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-08-Revenue from Contracts with Customers (Topic 606) ("ASU 2016-08") Principal versus Agent Considerations (Reporting Revenue Gross versus Net as a supplement/amendment to ("ASU") 2014-09-Revenue from Contracts with Customers (Topic 606) ("ASU 2014-09"). ASU 2016-08 defines a situation when another party is involved in providing goods or services to a customer, an entity is required to determine whether the nature of its promise is to provide the specified good or service itself (that is, the entity is a principal) or to arrange for that good or service to be provided by the other party. When an entity that is a principal satisfies a performance obligation, the entity recognizes revenue in the gross amount of consideration to which it expects to be entitled in exchange for the specified good or service transferred to the customer. When an entity that is an agent satisfies a performance obligation, the entity recognizes revenue in the amount of any fee or commission to which it expects to be entitled in exchange for arranging for the specified good or service to be provided by the other party. An entity is a principal if it controls the specified good or service before that good or service is transferred to a customer. The Firm plans to adopt this standard in accordance with the standards. The Company does not expect the adoption of ASU 2016-08 to have a material impact on the Company's results of operations or financial condition.

In April 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-10-Revenue from Contracts with Customers (Topic 606) ("ASU 2016-10") Identifying Performance Obligations and Licensing as a supplement/amendment to ("ASU") 2014-09-Revenue from Contracts with Customers (Topic 606) ("ASU 2014-09"). ASU 2016-10 updates the requirements of Identifying Performance Obligations and Licensing Implementation Guidance. The Firm plans to adopt this standard in accordance with the standards. The Company does not expect the adoption of ASU 2016-10 to have a material impact on the Company's results of operations or financial condition.

In May 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-12-Revenue from Contracts with Customers (Topic 606) ("ASU 2016-10") Narrow-Scope Improvements and Practical Expedients as a supplement/amendment to ("ASU") 2014-09-Revenue from Contracts with Customers (Topic 606) ("ASU 2014-09"). ASU 2016-12 provides additional improvements and practical expedients. The Firm plans to adopt this standard in accordance with the standards. The Company does not expect the adoption of ASU 2016-10 to have a material impact on the Company's results of operations or financial condition.

In August 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-15-Statement of Cash Flows (Topic 230) Classification of Certain Cash Receipts and Cash Payments. ASU 2016-15 amends the treatment of specific cash flows issues. The updates are effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. The Firm plans to adopt this standard in accordance with the standards. The Company does not expect the adoption of ASU 2016-15 to have a material impact on the Company's results of operations or financial condition.

In October 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-16- Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other Than Inventory. ASU 2016-16 to improve the accounting for the income tax consequences of intra-entity transfers of assets other than inventory. The updates are effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. The Firm plans to adopt this standard in accordance with the standards. The Company does not expect the adoption of ASU 2016-15 to have a material impact on the Company's results of operations or financial condition.

In October 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-16 Consolidation (Topic 810): Interests Held through Related Parties That Are under Common Control. ASU 2016-16 amends the consolidation guidance on how a reporting entity that is the single decision maker of a VIE should treat indirect interests in the entity held through related parties that are under common control with the reporting entity when determining whether it is the primary beneficiary of that VIE. The updates are effective for fiscal years beginning after December 15, 2016, and interim periods within fiscal years beginning after December 15, 2017. The Firm plans to adopt this standard in accordance with the standards. The Company does not expect the adoption of ASU 2016-16 to have a material impact on the Company's results of operations or financial condition.

In November 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-18—Statement of Cash Flows (Topic 230): Restricted Cash (a consensus of the FASB Emerging Issues Task Force). ASU 2016-18 addresses the diversity that exists in the classification and presentation of changes in restricted cash on the statement of cash flows under Topic 230, Statement of Cash Flows. The amendments are effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. Early adoption is permitted, including adoption in an interim period. The Firm plans to adopt this standard in accordance with the standards. The Company does not expect the adoption of ASU 2016-18 to have a material impact on the Company's results of operations or financial condition.

In December 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-20—Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers. ASU 2016-20 narrows certain aspects of the guidance issued in Update 2014-09. The amendments are effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. Early adoption is permitted, including adoption in an interim period. The Firm plans to adopt this standard in accordance with the standards. The Company does not expect the adoption of ASU 2016-20 to have a material impact on the Company's results of operations or financial condition.

In January 2017, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2017-01-Business Combinations (Topic 805): Clarifying the Definition of a Business ("ASU 2017-01"). ASU 2017-01 clarifies the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. The amendments are effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. The Company does not expect the adoption of ASU 2017-01 to have a material impact on the Company's results of operations or financial condition.

11. SUBSEQUENT EVENTS

Upon evaluation, the Company notes that there were no material subsequent events between the date of the financial statements and February 16, 2017, the date that the financial statements were issued or available to be issued.

RICHMAN GROUP SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2016

COMPUTATION OF NET CAPITAL

Total Stockholder's Equity Qualified for Net Capital	$	10,659
Deductions and/or Charges:		
Other Assets		(699)
Net Capital before Haircuts on Securities Positions		9,960
Haircuts on Securities (computed, where applicable, pursuant to Rule 15c-3-1(f))		
Net Capital	$	9,960

AGGREGATE INDEBTEDNESS	$	

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum Net Capital Required (6 2/3% of total aggregate indebtedness)	$	
Minimum Dollar Net Capital Requirement of Reporting Broker or Dealer	$	5,000
Minimum Net Capital Requirement	$	5,000
Net Capital in Excess of Minimum Required	$	4,960
Net Capital in Excess of Minimum Required at 1000%	$	3,960

RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.00 TO 1

RECONCILIATION WITH COMPANY'S COMPUTATION

No material differences existed between the audited computation of net capital pursuant to Rule 15c3-1 as of December 31, 2016 and the corresponding unaudited filing of part IIA of the FOCUS Report/form X-17A-5 filed by Richman Group Securities, Inc.

RICHMAN GROUP SECURITIES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2016

EXEMPTIVE PROVISIONS

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(i) provide that the Company will not hold customer funds or safe keep customer securities. Under these exemptive provisions, the Computation for Determination of Reserve Requirements is not required.



McBee & Co.
A Professional Corporation
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Richman Group Securities, Inc.
Dallas, Texas

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Richman Group Securities, Inc. (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year, December 31, 2016, without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

McBee & Co., PC
February 16, 2017

718 Paulus Avenue • Dallas, Texas 75214 • 214.823.3500 • Fax 214.823.0707

RICHMAN GROUP SECURITIES, INC.

19621 FM 1431 / Suite 404 / Jonestown / Texas / 78645 / (512) 249-9252 / Fax (512) 249-9253

Richman Group Securities, Inc.'s Exemption Report

Richman Group Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. Richman Group Securities, Inc. claimed an exemption 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i) for the fiscal year ended December 31, 2016.

2. Richman Group Securities, Inc. met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(i) throughout the most recent fiscal year of January 1, 2016 to December 31, 2016, without exception.

Richman Group Securities, Inc.

I, Keith H. Adams, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Keith H. Adams

Signature

President

Title

January 9, 2017